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                              January 3, 2023

       Heng Fai Ambrose Chan
       Chief Executive Officer
       Impact BioMedical, Inc.
       275 Wiregrass Pkwy
       West Henrietta, NY 14586

                                                        Re: Impact BioMedical,
Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed December 7,
2022
                                                            File No. 333-253037

       Dear Heng Fai Ambrose Chan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2022 letter.

       Amendment No. 6 to Form S-1 filed December 7, 2022

       Capitalization, page 17

   1. We note that your capitalization table is presented as of December 31, 2021. Please update your table to
disclose your capitalization as of your most recent balance sheet date included in the filing,
September 30, 2022.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 25

   2. Please update your liquidity and capital resources discussion as of your most recent balance sheet included
in the filing. Refer to Item 303(c) of Regulation S-K.
 Heng Fai Ambrose Chan
Impact BioMedical, Inc.
January 3, 2023
Page 2
Interim Financial Statements
Note 2. Summary of Significant Accounting and Reporting Policies
Income Taxes , page F-25

3. We note from your response to prior comment 3 that you recorded a valuation allowance against your deferred tax assets as of September 30, 2022. Please clarify if you have a full valuation allowance against your deferred tax assets as of September 30, 2022. Also given the significant impact to your income tax expense for the nine months ended
      September 30, 2022, revise your footnote to provide detailed disclosure regarding this change. Refer to FASB ASC 740-270-50-1.
       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameHeng Fai Ambrose Chan
                                                            Division of
Corporation Finance
Comapany NameImpact BioMedical, Inc.
                                                            Office of Life
Sciences
January 3, 2023 Page 2
cc:       Darrin M. Ocasio, Esq.
FirstName LastName